NU-MED PLUS, Inc.

455 E 500 S Suite 205

Salt Lake City, Utah 84111

January 15, 2013

Brian Soares, Esq.

Russell Mancuso, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Room 4561

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Nu-Med Plus, Inc.

Registration Statement on Form 10

Filed December 10, 2012

File No. 000-54808

Dear Mr. Soares:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your letter dated December 21, 2012, are quoted below and are followed in each case by the Company’s response thereto.

Item 1. Business, page 3

Comment No. 1

We note your response to prior comments 1 and 2; however, it remains unclear what product resulted from the year of development, what remains to be completed before you have a product that you can sell, and how you have a reasonable basis for your statements of belief regarding cost savings given the status of development. For example, if the mixture has “shown the requisite parameters” as you mention on page 4, why is “optimization” necessary as you mention in the next sentence? Also, if you have not yet produced a product that can be sold commercially, it is unclear what support you have for your statement that the system offers significant cost savings or for your belief that the refined formulation can produce a product at a price which is “substantially less” than all currently available technologies as you say on page 4, could be more economical as you say on page 3, or would provide attractive margins as you say on page 5. Please revise or advise.

Response

We have revised the disclosure to attempt to make the stage of development clearer.

Comment No. 2

We note the deletion of your previous disclosure that you would be able to begin product formulation and system development in September 2012. Please disclose the delay and the reasons for it.

Response

Chemicals and gases to begin our experimentations were delayed due to shipment delays, out of stock issues and time to scrutinize our bank, financials and product needs relating to establishing accounts for the needed chemicals.

Products, page 4

Comment No. 3

Please state clearly whether the potential uses of nitric oxide that you mention in this section have been cleared by the FDA.

Response

Additional disclosure has been added.

General Risks Relating to Investors, page 11

Comment No. 4

Refer to Exhibit 10.2 and your disclosure on page 15. Please add a risk factor to address the risk created by your outstanding note convertible into shares at a price that has yet to be determined. For example, could the note cause a substantial increase in the number of outstanding shares or cause the holder to acquire significant influence or control over the company? What is the status of the obligation if you cannot agree on a conversion rate?

Response

The risk factor has been added.

We intend to take advantage, page 11

Comment No. 5

Your disclosure in response to prior comment 4 suggests that, contrary to Section 107(b)(2) of the JOBS Act, you can choose to adopt some standards and not others. Please revise to state clearly your election under Section 107(b) and provide the related disclosure requested in prior comment 4.

Response

Additional disclosure has been provided.

Liquidity and Capital Resources, page 13

Comment No. 6

Please tell us how you considered the requirements of Item 303(a)(1) and whether you considered a disclosure indicating to what degree management expects to have a marketable revenue producing product in the next twelve months. Or, if a marketable product is not expected within the next twelve months, management’s best estimate as to when such product will be achieved and the major phases and estimated costs necessary to achieving such product.

Response

Additional disclosure has been added.

Principal Shareholders, page 15

Comment No. 7

We note your disclosure that SCS, Inc. owns 2,405,442 shares of your common stock. However, on page 19 you mention that you issued 3,561,942 shares to SCS in March 2012. Exhibit 10.1 also states that Smith Corporate Services, Inc. shall receive 3,561,942 shares of your common stock. Please tell us the relationship between SCS, Inc. and Smith Corporate Services, Inc., and how those entities’ resale of the shares was consistent with your exemption from registration of the issuance of the shares pursuant to Section 4(2) of the Securities Act.

Response

SCS, Inc. and Smith Corporate Services, Inc. are both owned by Karl Smith. Mr. Smith, the shareholder of SCS, on behalf of SCS has indicated no shares were sold by SCS nor Mr. Smith.  Instead, Mr. Smith and SCS indicated shares were gifted to friends and families.  Additionally, we have added language showing shares owned by Mr. Smith’s wife trust.

Management, page 16

Comment No. 8

We note your disclosure on page 3 that Tom Tait is part of your core team. Please tell us why you do not provide the disclosure mentioned in Regulation S-K Item 401(c) as it applies to Mr. Tait.

Response

We have revised the disclosure to indicate, we do not consider Mr. Tait a part of our core team.  Mr. Tait is assisting us with the formulation process and possibly as an ongoing advisor, but at this time, we do not plan on making him part of our core management team.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 18

Comment No. 9

Please expand your disclosure to include all information required by Regulation S-K Item 404(d). For example, describe the SCS note transaction mentioned on page 15, including the interest rate and repayment terms. Also describe the material terms of your consulting agreement with SCS.

Response

Additional disclosure has been added.

Item 9. Market Price of and Dividends . . ., page 19

Comment No. 10

Please update your December 31, 2011 disclosure regarding the number of holders of your common equity.

Response

The information has been updated.

Possible Sale of Common Stock Pursuant to Rule 144, page 19

Comment No. 11

Please expand your response to prior comment 22 to provide us the authority on which you relied to determine the length of the Rule 144 holding period. Also, please tell us when you believe the holding period begins for the securities that you issued for services that you will receive in the future or that will be “deemed earned” in the future, citing all authority on which you rely.

Response

Additional disclosure has been added.

Item 10. Recent Sales of Unregistered Securities, page 19

Comment No. 12

Please reconcile your disclosure here regarding March 2012 issuances to consultants with the dates in the agreements that you filed as exhibits.

Response

Additional disclosure has been added.

Comment No. 13

Please tell us how this section reflects the October 2, 2012 transaction mentioned on page F-7.

Response

Additional disclosure has been added.  The shareholder had indicated they would buy in the private placement but, due to her schedule, did not send in the subscription until after the initial investors had already been issues shares so it took time to review her sole subscription and issue her shares.

Description of Securities, page 19

Comment No. 14

It is unclear how you addressed the last sentence of prior comment 24. It appears that Article X of your by laws permits your board to amend the bylaws, including section 2.11 of the bylaws which established the voting rights of the shareholders. If the board can change the voting rights of the common stockholders without approval of the majority of the outstanding shares, please add appropriate disclosure, including disclosure in your Risk Factors section of this document.

Response

We have added additional disclosure in the risk factors about the “blank check” preferred stock the board can issue. However, although the board of directors can amend the bylaws, section 2.11 only applies if the articles are silent on the topic.  Here, the articles address the issue and provide the board ability to set the rights and privileges of a series of preferred stock.  It does not give them the power to change a series once issued.  We believe as the articles and bylaws are written the risk factor is the ability of the board to set the rights and privileges of future issuances without shareholder approval which has been stressed in the risk factor.  It is not the board changing existing shareholders rights but providing preferences and privileges to other issuance which are superior to the common stockholders.

Common Stock, page 19

Comment No. 15

We note your disclosure on page 20 in response to prior comment 25. Please tell us what section of your Articles of Incorporation provides that you are not subject to all of the “Control Share” provisions of Utah law. Article IV of exhibit 3.01 appears to address only the demand for payment provision, and not other provisions like those governing voting rights.

Response

Article VI provides the control share “shall not be applicable to the Corporation.”  We believe the section specifically elects not to be governed by the statute based on the language in Article VI election.

Note 6. Common Stock, page F-6

Comment No. 16

We note your disclosure that on April 18, 2012, the company issued 7,860,512 common shares valued at $0.015 per share for a total value of $117,908 to consultants and contractors for future services to be provided from the date of issuance through April 1, 2016. We further note that the agreements included as Exhibits 10.1, 10.3, 10.4 and 10.5 are dated in November 2012 and represent only 6,211,942 common shares. Please respond to the following:

·

Please tell us the nature of any related party relationships with your consultants.

·

Discuss the method you will use to measure the amount of amortization each reporting period.

·

Please explain why you refer to issuing the shares as of April 18, 2012 if the agreements were not signed until November 2012.

·

Please reconcile the total shares disclosed of 7,860,512 to the sum of the shares included in the exhibits of 6,211,942. As necessary, please file any additional required exhibits.

Response

Additional disclosure has been added related to the above items including the amortization and relationship to the consultants.  The difference in the number of shares is the result of consulting contracts only being entered on those consultants deemed to be providing services that were deemed to be of a substantial nature. For services, such as administrative, consulting contracts were not entered given the perceived value of the services at $0.015 per share versus the costs of legal in creating the contracts.

Additionally, the Company acknowledges that:

o

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or need additional information, please let me know.

Sincerely,

NU-MED PLUS, INC.

/s/ Jeffrey L. Robins

Jeffrey L. Robins, CEO